FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

30 September 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

1. New Chief Financial Officer Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 30 September 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	New Chief Financial Officer Announcement

NEW CHIEF FINANCIAL OFFICER

British Airways announces that its group treasurer and head of taxation, Keith Williams, will succeed John Rishton as chief financial officer on 1 January, 2006 following the resignation of the latter with effect from 31 December to join Amsterdam based retailer, Ahold.

Martin Broughton, the airline's chairman said: "Keith played a critical part in restoring the company's balance sheet and returning it to a position of financial health. He has a great knowledge of the company and has the personality needed for the role."

Willie Walsh, chief executive designate, said: "I am very sorry to see John go but delighted to welcome Keith to the leadership team. He has an excellent reputation inside and outside British Airways. I've worked closely with Keith in the last five months and I look forward to working with him closely in the years ahead."

Ends

September 26, 2005 106/IB/05

Notes to Editors

Keith Williams, 49, is a chartered accountant and joined British Airways as head of taxation 1998.

He added the role of group treasurer in 2001 and was responsible for managing the reduction of the airline's debt and financing following the 9/11 terrorist attacks in the United States.

Keith is married with two children.

Prior to joining British Airways Keith held the position of head of tax at Reckitt and Colman. Between 1991-1996 Keith was based in Paris as treasurer for Apple Computer Europe.